Filed pursuant to Rule 425 under the

Securities Act of 1933, as amended, and
deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended.

Filed by:	IMS Health Incorporated
Subject Company:	IMS Health Incorporated
Exchange Act File Number of Subject Company:	001-14049

David Thomas
IMS Leadership Q & A
Final Transcripts
7.18.05
     DAVID THOMAS
Well, good morning everyone. And I am delighted to be here with you. The intent of this meeting is for you to really get a clear understanding of what it is we expect from our leadership team. And I hope that you really take advantage of this session.
We did kind of make a little history yesterday. And so, I thought I should spend some time talking to you about that, because you can be certainly a facilitator of the communications back to your colleagues on some of the thoughts that went into it. But you know, it is tremendously exciting. Think about what we did create yesterday. It really is, without question, the global leader in market intelligence. In three of the most important and crucial industries in business. We have a terrific opportunity to take advantage of the data assets across all of those businesses, to take our consulting and services model, which we frankly have a lead on, versus the VNU team, to a whole different level. We add to that capability, as well. These are all businesses that participate in essentially every market in the world. So, our footprint with these companies is very much the same.

In addition to, if you think about what we do, as companies, and the common processes that run our business, they really are very similar. We get data from all these millions of touch points. We take that information. We develop intellectual capital around it through our statistical services teams and capability. We package that for customers, and we distribute it on a global basis. So, the synergies here, in terms of what we do, are really quite exciting when you think about it, in terms of what we can put together.
What you happened yesterday, is we really moved to a global brand, where I think all of business will know who we are, what we do, and the important role we play in helping them make their critical business decisions. So, it is something that I think is incredibly exciting for our shareholders. It certainly should be exciting for our clients. We will be able to deliver a lot of new capability to our clients. And for our people, it means an immense new set of opportunities, should you decide to take advantage of those in the marketplace.
I was thinking, as we got Sunday morning, as we were about to have our last Board of Directors call to finalize their approval on the deal. You know, right before you make that call, you have these pangs of what’d we just do? You know, we love this company we have. We’re doing pretty well. You know what did we just do? And I started thinking back to five years ago, when I joined IMS. But if you look five years ago, and you think of the transformation that we’ve been through at IMS. I mean, this was a company which was not growing. We didn’t really even have a common vision of how we were going to
David Thomas Q&A 7/12/05

grow. In fact, when we had our first senior management team together, the discussion was about, you know, if we really did well, we could get growth back up to three to five percent. Because we’d basically said, “We have most of the customers. We have what we have. We can kind of grow with the rate of price increases.”
Our customer satisfaction, although we didn’t measure it, was clear to me, was not very high. When we started to measure it, we found out it was better than competition, but it wasn’t nearly as high as we’d like. In fact, competitors were winning. What was being written about IMS is that we were losing in markets around the world, in terms of our competitive position. We certainly didn’t have a very good name with the financial community. They didn’t have a great deal of trust in what we would say, and how we would go execute.
As I visited our countries, the morale around the company was pretty mixed. The further you got away from the United States kind of the better it was. But, it was a very different environment. And if you think about the transformation that you have created in those five years, I mean, it is truly remarkable.
We said we were going to create a consulting and services business. We said we were gonna start to invest again in the business. And if you look at what’s happened, you’ve done it. I mean, the growth that we’ve had over the last seven quarters has been right on that model.
Customer satisfaction, we’ve moved into now the next to the highest quartile. Our employee morale is in the top quartile of benchmark companies. It is quite a transformation. And you and your colleagues should be immensely proud of that. So, while that transformation’s going on, there’s another transformation
David Thomas Q&A 7/12/05

going on that you probably weren’t even aware of. There’s a small little Dutch company, actually, about two years earlier, if you looked at the business mix of VNU, it was newspapers, it was yellow pages, directories. It was magazines, consumer magazines, and it has a little bit of a business, show business. That’s all. All of the sudden, with their acquisition of Nielsen Media, they started to get into the market information business in the media space. And you watch what’s happened at that company, over about that same period of time we were transforming, it’s quite a remarkable transformation in itself.
Their transformation was different than ours. Ours was fixing our business, and growing our business, and expanding our business. Theirs was changing their business entirely. Selling off the businesses they felt didn’t have the growth or the prospects that they liked, buying into new businesses. And so, that transformation reached a whole new stage yesterday, with the announcement of this merger as well.
Then, if you think about what’s happening in the market, about that same time, things were getting a lot more competitive, as they always do. We saw distribution channels really start to change in a really dramatic way. All of the sudden, you had pharmacies at the back end of supermarkets all over the world. You had pharmacy chains adding a lot more to the front of store, of their operations. You saw, a lot of consumer discussion starting to go on in terms of understanding consumer behavior, and how it was gonna affect different businesses. We certainly have seen that in our business, as our pharma customers have tried to figure out ways that they talk directly to consumers, versus just to doctors, and to hospitals, and such.
David Thomas Q&A 7/12/05

So, you had the whole consumerism thing, really start to take hold in that same five to seven year time horizon. Customers got very focused on global. Since I’ve been here, pharma has finally realized, they can’t be regional companies.
Just look at the industry we serve. We started to see over the counter products have interaction with the ethical products. You know, if you went to pharma five years ago, those organizations were so discrete, and so separate, that we didn’t call on some of them. You look at the media, look at how media has changed, how people track what’s going on with consumers. The fragmentation of the major networks, and all these channels, of cable channels, et cetera. So, the whole market has transformed in terms of the set of prevailing trends, in terms of customers having to understand at a much more detailed level, what’s going on in their markets.
So, the fragmentation of markets has just exploded. So, the need for the information, and the need for the analytics, and the consulting, and the services around that information, is just exploding around us in all industries.
So, you kind of take all those transformations, what was going on with IMS, in its transformation, which was one set of things. What was happening with VNU, in becoming a global market intelligence kind of company, and then what’s happening with the customers in the key markets we serve. A lot has gone on in just the last five years that made what we announced yesterday kind of all come together for the first time. And I think create an incredibly exciting company, and an exciting opportunity.
We were looking for global trends. We did a lot of strategy work, starting about four and a half years ago. You know, every year, we have a two-day board meeting with our board, where we take them through the IMS strategy.
David Thomas Q&A 7/12/05

I went back and reviewed kind of where we were with those strategy evolutions in our company.
And it’s very interesting. Because when we started, we really tried to lay out a strategy for how we fixed our core business, I mean, that was job one. And that, you know, led to the three elements of the strategy of investing in data, invested in new data, to build new offerings, to get new products to market. To start a fledgling consulting and services business, which at that time, half a percent of our revenues. Today, it’s 12 percent of our revenues and growing. And the third leg of that was develop new markets, and new audiences.
And that was the part that always kind of you know, we went through the others pretty crisply in our board meetings. And you get to the third one, and you kept saying, “What new markets? What new audiences? And how do you get there?” And we started looking at you know, the normal things you would look at, in terms of how can we expand within pharma, was first. We started to look at how do you expand in health care, beyond pharma. And without question, most of our strategy effort, over all those periods of time, were about how do we continue to grow as an independent company? I mean, that was the primary focus of, you know, how can we invest in the new things we need to, to really grow IMS as an independent company?
Some of you may remember, a couple years ago, we looked in depth at the non-pharma part of health care. We looked at should we really look at consumers again? Hospitals, in a much broader, bigger way. Health plans. We looked at employers. You know, employers were all grappling with health care costs. Is there a market for us there? And governments were the five that
David Thomas Q&A 7/12/05

we picked during that about third year review. And frankly, everyone we looked at, first of all, it didn’t look as attractive as pharma. And the reason they didn’t is because what it would take us to invest to get the data assets, the new data assets to get to those markets, and also, because they did have different characteristics than the pharma, where you can really price the value as effectively, because the incremental value of the sale to pharma is so valuable.
None of them, you could never make the decision to say, “Go invest.” Because the return on investment was just too far off, too much front end for what we had to do at our size and scale. And so, we would review them every year. And every year, we’d come to the same decisions other than government, where we could take a lot of the same things we had, and maybe orient it differently. And we did create that unit to go after it. We kind of always backed off to, well, we really oughta spend our money primarily focused on the market we have.
We also, in each of those reviews, our board would ask us to say, “Well, what acquisitions could we do?” And we looked at big ones, we looked at small ones. We looked at major transformational ones. And as you know, we’ve done 27 acquisitions in the last four years.
The thing we always came to our in discussions was, one, we feel very good about our business. But we really would like to be a more diversified company.
So, that was always on our list. We talked to all the companies you can think of. And just about every time we came back to, well the one that really fits the most is VNU. One, we knew the businesses. But second, when you think about the interrelation of the businesses, it was very clear.
David Thomas Q&A 7/12/05

Then, we started to get this question from our customers. And the question from the customers was, “We need to understand a little bit more about this ...” we had this consumer health business in Europe, where we were tracking over the counter products. One, they wanted us to have better coverage of that data, because we basically covered the pharmacy channels, and the typical data suppliers that we have. They wanted us to have better coverage.
Then, we started to look and say, “Wouldn’t you really like to understand the interaction of these products with your ethical products?” Then, you had things like Prisolec go over the counter, and then, even most recently, the Statins in the U.K.. So, all of the sudden, that became a bigger issue. We also knew in our Midas data base, that we would have liked to have been tracking over the counter around the world.
And so, we started working with VNU, primarily, AC Nielsen, about two and a half years ago. Trying to say, “Shouldn’t we be going to customers together to put together our assets, to answer different questions for those customers?” And so, we had a number of experiments in the U.K., a small one in Japan, in India, and in the United States, we started to work on something called medicine cabinet, where we could take a view of the consumer, and understand what’s really in their total set of medicines they were using.
We also had two businesses in India. Ours was kind of doing not as well as we’d like. It was kind of undersized. It really didn’t have the scale it needed. They had the same thing. And so, we decided about a year ago to do a joint venture in India, to put those two businesses together. And what we’ve seen are dramatic results. We got less cost. We got greater efficiency. We got
David Thomas Q&A 7/12/05

much, much improved customer service and value. And so, in a very small market, we showed that you know, by putting the two entities together, we could create some value. So, we’ve gained experience over time with our colleagues at ACNielsen.
And so, you could see the potential was there, but we really weren’t making a lot of progress. We kept pushing away at it. And we now, actually have joint offerings in the market, where we’re already creating revenues in the market. And it really became apparent we went through these strategy reviews, that merging these two companies, if we really merged them, and we got the opportunity to manage these companies in a way that made sense to both of us, we could really create huge shareholder value.
And probably the most critical thing to Rob van den berg, their CEO, and to us at the time was, we’re really talking about the leadership team being merged here. We’re not talking about the IMS team walking out, him taking that. Well, he’d done some mergers that way, he didn’t like it. Second, he learned to know us, and had great confidence in the management team we had. So, this was about how do we put together a merged management team? And if we weren’t gonna do that, neither one of us were gonna do the deal.
You hear this phrase, mergers of equals, that’s when companies basically split, and the shareholder ownership’s probably 55/45 or something like that. We’ll have 35 percent of the combined company.
So, it wasn’t exactly a merger of equals from a split up of the company. It was a merger of equals from the management team. I mean, we basically get four
David Thomas Q&A 7/12/05

of the ten members of the board, of which I will be the Vice Chairman. We’ve got two of the four members of the executive board, which is really the operational board of the company. And David actually, is Deputy CEO, and COO, runs those three businesses that I talked about. So, and Nancy has the implementation of all the IT business development, and integration work for the whole company as well. So, it you’re is a merger of equals when you look at the management team.
I think it was great value for VNU shareholders, because they got a business that’s going extremely well, and they got a lot of management team along with it. So, we felt very good about the balance, and particularly since were taking back 60 percent of the compensation in equity, we wanted to make sure the surviving entity does well. Because that’s really the upside for us, and our shareholders, is to make the VNU shares go up. So, we think we got a very good price. We also feel like that their shares are particularly undervalued.
          QUESTION
You will have looked at the synergies that can be brought between the two organizations in some of the staff functions and other collaborative entities. I wonder if you could spend a bit of time explaining over what time period those will be addressed, and in some detail, what will happen.
          DAVID THOMAS
Okay. Well, this is really not a merger that is focused on cost synergies. This is very different than when two banks merge, when they cover the same territory and you’ve got twice as many branches as you need, and twice as many of these things. So it’s really not a “we’ve got two of everything.” Because we still have a business to run in IMS. We will continue to run IMS as
David Thomas Q&A 7/12/05

a business unit. The jobs of 99 percent of our people won’t change tomorrow or the next day or the next year or the year after.
So there are synergies. They’re primarily at the corporate level. I mean we won’t have to play two sets of accountants to do our books, and announce earnings every quarter. You will certainly get some real estate savings as you go around. Because if you just look in Connecticut, we’ve got multiple buildings now in Connecticut. So you get some of that.
IT is probably the area that will get the most attention, mainly because we’re both struggling with how to optimize the IT infrastructure for what we have to do and how do we get it in the right cost jurisdictions, etc. And that issue existed with us in the work Kevin McKay’s been doing, in you know, customer delivery and development.
So that’s the area that I think will probably take the most time, probably have the most capability, because we are in a common footprint to have some real synergies there. But it really is not going to be ... and those synergies will be achieved over the next three years.
And so you’ve got some shared services, but we don’t really know how much of that will be duplicative. We’re all growing companies. The think you got to realize, we are growing companies. So whatever the synergies from a resource standpoint, I can tell you, we’ve done some sizing on it. It’s not very precise. But we’re going to have 44,000 employees. And I would think that it’s probably less than of one percent that are in those cost synergies.
David Thomas Q&A 7/12/05

So there are tax synergies, there are some cost synergies, if we do this right, the big plus ought to be revenue synergies.
          MAN
You’re talking generally about the impact particularly on people and synergies on ... that’s not going to be that big in general. For the people from consumer health in particular I think that’s a concern from their side in order to analyze ... I mean we are all aware of the overlap that exists, and I’m wondering how do you see the impact in clients and on the people as well, from that smaller area.
          DAVID THOMAS
Well, consumer health, you know, it’s really interesting. Those of you that were around, you know, we were in the process of selling off our consumer health business at one time. Right when I got here, it was already in motion. And very late in the process, we decided that we didn’t want to sell the consumer health business.
So we made a commitment to that business. We’ve been investing in that business. The growth of that business really is one of the things that’s helped us get in this position. So I think the consumer health business becomes obviously a much larger business within IMS. We have no overlap in most geographies.
The big geographies. We don’t have a business in the US. We’ve got no business in Japan, either one of us to speak of. They’re very small. We’ve got China which is emerging as a big consumer health business.
David Thomas Q&A 7/12/05

So if you look around the world, we’ve got huge upside operations together to create a much broader, bigger, better consumer health business.
Our consumer health team ought to be very proud of the work they’ve done, the growth they’ve created in that business, and they ought to view this as a major new investment in what they did in a bigger part of the company. So I don’t really see any downsides to our consumer health business.
          MAN
I think the final completion of the deal is still dependent on regulatory approval. What do you think the probability of that happening?
          DAVID THOMAS
Well, it does take awhile to get through these. I will tell you, most of the regulatory issues we think are actually associated with accounting. And they’re not issues we won’t get through. They just take time.
It only takes you after you get to the SEC about 60 to 90 days. We’ll be there pretty quickly, because they’ve already done most of that work. We have to take our restated numbers to AFM in Holland. That is going to take us about two or three months probably to get the work done, but their approval cycle is much faster. So we’re talking about ... that’s really about 90 ... we can put it 120 days in the cycle, before that.
At the same time you’ve got to get the regulatory approvals in the big geographies. We don’t anticipate any really difficult issues there, but we’ll have some things we have to discuss there.
David Thomas Q&A 7/12/05

So we have a target, to try to close by the end of this year. We told the market first quarter of 2006, just because we can’t predict some of these things.
In terms of disruption, and how we manage that during the time, that’s up to you.
But, I really don’t have a good answer to how to tell you to manage that other than you just gotta keep your people focused on what their jobs are and how they’re running their business. It will take that long. There’s just not that much you can do to shorten the process.
          MAN
One of the questions that came up yesterday in the discussions that we were having on the team was the IMS name itself. It’s been around greater than 50 years. Our customers are familiar with the name.
          MAN
What are the plans for the future on leveraging the name and bringing that forward?
          DAVID THOMAS
None of that’s been determined. You really have to look at, one, this is a premiere global company. So you really have to spend a lot of time on your branding strategy, and your branding image. The image of IMS is very strong in a very narrow place. So but we have a very strong brand in IMS. They have a very strong brand in A.C. Nielsen and Nielsen Media. VNU is not really a very known brand. They have not tried to make it a known brand except in their business information business.
David Thomas Q&A 7/12/05

So what we’ve decided is is that over the next ... while we’re going through this other process, we’ll spend time with some experts, to figure out what is the right branding strategy going forward.
We’ll do some market testing, we’ll test it with customers. We’ll do the real work. And you might ... it’s probably one of these things that will evolve over a long period of time, not a short period of time. But we may move out fairly quickly, don’t know.
By the way, you should know. VNU is headquartered in New York. That’s a little confusing, because they’re domiciled in Amsterdam, but they are a New York headquartered company. Mainly because their business has been more US biased than our business. They do a little over half of their business in the US. We have 40 percent of our business. So they’re more of a US company from a business standpoint than we are.
          MAN
I’m getting a sense, and I don’t know if you’re hearing from customers, that there’s a concern that we might lose that focus as a result of this. And now we’re almost back to the D&B days where we were a bunch of disparate companies trying to bring things together. And I think we can make some sense out of those solutions that might come together, but have you thought at all about the issue of potentially losing focus on our pharma base? And then from an investment standpoint, are we going to get our fair share of investment from the new company from VNU, in our health care and in our pharma business?
David Thomas Q&A 7/12/05

          DAVID THOMAS
Yeah, I think that first of all, as a company you invest in what’s growing the fastest. We’re growing the fastest and we’re the most profitable. I don’t worry about our share. Actually I think this will give us more investment dollars to invest in segments.
So you will continue to have business units focused very discreetly I think on those business segments. So this is not a matter of smashing these three businesses together. This is a matter of can you do things synergistically to make the three companies take advantage of each other, but not trying to you know, level the focus and merge all the companies. That’s not the intent. So I think you will continue to have, just like if you looked at any large ... very large company, and I have one I have a lot of experience with, in my past career.
You know, you always had businesses very focused on particular products that our particular industry sets. And you just tried to make sure that you were able to take advantage of the other assets outside that. But I know I our customers’ mind it will be ... something will have to show them over time that we are continuing to invest, and I think the best way to do that is to get out of the gate fast with some new offerings that are a result of the combined assets of the companies to show that that’s where the focus is. We’re the most profitable segment of VNU. We are the fastest growing. So we’ll get our investment I’m sure.
And by the way, if you look at the track record of VNU on those two businesses, one thing they’ve done is exactly what we were doing. They’ve really been investing in the businesses. And coming out of D&B, which was really a holding company, which was in my view kind of harvesting the businesses, they also
David Thomas Q&A 7/12/05

lacked the investment for new offerings, that VNU has started to make in them. So it’s not a company that’s afraid to invest at all. And so if you ... when I talked to the business leaders in each of those businesses, they all talk about what VNU has really brought to them as the investment in their business. So I think you could take a very positive, assertive approach to your customers, and then we’ll have to prove it to them.
          QUESTION
In the last five years, the culture of IMS has changed significantly. You know, I’ve been here now for nine years, and the company’s completely different. What’s the culture of VNU like?
          DAVID THOMAS
Frankly, when I got here, I don’t know that I knew what the IMS culture was. And what created the IMS culture was getting the right people in the right jobs, and creating a vision for how you’re going to grow the company, and then success. I mean if anything’s changed the morale and the attitude of our company, it’s the fact that we’re growing and we’re doing it.
So we got that same opportunity here. I do think that because you have the leadership you have continuing on ... Because if you look at how IMS is going to report, nobody changed. The only thing that may have changed is you may have me around longer. Because frankly, as I moved off of .... out of being Executive Chairman, some time next year, I didn’t feel comfortable staying on the IMS board, because I would have felt like I was just sitting right on ... people would still look at me, and say “What do you think?” And that wasn’t fair to the new leadership by the way. Now as a member of this company, because it’s a much broader company, I welcome myself there.
David Thomas Q&A 7/12/05

          DAVID THOMAS
None of the key people that are running, are in charge of the businesses from an IMS standpoint, have changed at all. And so I think you should assume that it’s up to us to create the culture of the combined company
We know the people. They’re in the same types of business. They have the same challenges we have with data suppliers, for example. Etc. etc. So I think... I can’t tell you I know what it is, because it doesn’t exist yet, what this new culture is. Rob Van den Bergh, David, Nancy, all of us, Rob Ruitjer, all of us know that we don’t want this to be a holding company. We want this to be a company. And so I think you should have comfort that that’s a key role that David will play in. We’ll all have a part in, and you’ll have a part in.
And it really depends on how we accept the colleagues around the world. In some of these smaller markets, and even in some of the mid-sized markets, you know, you’re going to have a chance to get very close to these people. And because you’re going to have resources you’re going to want to share together. You’ve going to have talent you want to share together. So it will be up to us to kind of create that culture. But I can’t tell you what it is.
I can tell you that people have been there a long time. It’s a place they like to work. A business they like. So that’s good Yes, sir?
          MAN
Leadership, in a merger of this size, is key going forward. How long would we expect to see the business segments defined, the new business segments of the combined company defined, and then the leaders of those business
David Thomas Q&A 7/12/05

segments defined? Because it’s critical that employees begin to see people put in place for retention. So we make sure we don’t start losing people in the business who are going to kind of carry this merger forward, on both sides.
          DAVID THOMAS
I think you know, we’re very focused on as much clarity as we can, as fast as you can get it.
But I think the clarity of the fact that you’ve got, under David, those three businesses, those three businesses are going to continue to operate you know, much the way they have.
There’s not that many roles that are duplicated in the companies, because you’ve got an IMS company that’s growing. My concern is frankly, that we had very good talent. We’ve got just enough talent. We don’t have the talent depth that I would like within IMS because of our growth.
I think that problem gets multiplied when you add Nielsen Media and MI to it. I think the talent requirement we’re going to have is going to be larger. And so much of what we’d like to get off to quickly is making sure we keep the bottoms up talent moving up in the business, and also adding talent at the bottom, and at the right levels of the company.
We’ll try to be as clear and communicative as we can. That’s one of the reasons that we wanted to chat with you. So you could help to be a communicator on some of these things.
David Thomas Q&A 7/12/05

Dun & Bradstreet. I got the question yesterday about what’s different about this than Dun & Bradstreet. And it wasn’t the story before these businesses really didn’t belong together. And my answer to that is, well, one I think they were wrong. But we’re going to run it differently. Because it really was (Inaudible). So the key thing that’s going to be different about this is it’s going to run differently.
The second thing that’s different, is our customers are different today. Our pharma customers didn’t think about the consumer as much. They didn’t think about OTC as much. Same on their side. Their retailers didn’t think about getting into the pharmacy business and getting into these segments. So globalization was something that they felt like they needed to do, but reluctant to go do. The demand for insights beyond the data, you know, before it was just give me the book, I’ll figure it out. That was (Inaudible).
So customers are different, the markets are different, we’re going to run it differently. That’s the answer.
          WOMAN
We heard in the media about this transaction being an acquisition. Internally there’s a lot of talk about being a merger.
          WOMAN
What are the consistent messages that we need to take back to our troops in order to clarify that issue, because already some of my colleagues have brought that forward.
          DAVID THOMAS
David Thomas Q&A 7/12/05

Well, you understand, it is a merger. If you listened to any of the conversation yesterday out of Rob van den Bergh, or David Carlucci in the press briefing, it’s a merger. If you read the agreement, it’s a merger agreement.
There’s always an acquiring company. There’s always a surviving company. They are the bigger company. We are receiving the premium. So the market is going to look at it as an acquisition. I look at it more as what happened in terms of the management of the company and the role of the leadership in the company. And that is very clearly a merger.
So I think that’s just the way people want to depict it. But you never heard the word acquisition out of Rob Van den Bergh, or Rob Ruitjer or anybody yesterday. And you won’t. Because this is different. They have done acquisitions. Rob spent time talking to me ... I remember this was a year and a half ago. He said, you know, if we really ever decide to get together, if you can’t deliver your management team, I’m not interested.
Because one, he knows he wanted to enhance and strengthen the leadership team. He understands that that leadership team understands this business and so that really never has been a discussion.
But because we received the premium, because VNU is the surviving entity, because it will be Dutch domiciled, New York headquartered, the press is going to look at it ... the Press today said ACNielsen acquired us.
          WOMAN
David Thomas Q&A 7/12/05

David, I had an all hands meeting with my team yesterday, and there were quite a few questions on what happens to stock and stock options ... Maybe you could spend a little time covering that.
          DAVID THOMAS
Sure. First of all, any stock you own, you’re a shareholder, so you’ll get 60 percent in equity, and you’ll get 40 percent in cash. So for every IMS share you’ll get .60415 of a VNU share. And you’ll get the cash component. The options, because we believe so strongly in this merger, the options are all going to roll over. Except for where we’ve done acquisitions for retention, etc. etc., all options of our employees will vest at closing, and they will be converted to VNU options, and it’s a pretty complicated formula. Because it will be based on what the price is, what the Euro/US dollar rate is, etc. etc.
But the implied spread that’s in those options will survive. That’s the way the formula will work. So look, I think the reason we feel so strongly about this for our shareholders, is we think we got a much greater opportunity to grow the share price of the combined company than of our company going alone. And so we felt like we wanted our optionees to be able to participate in that upside. They wanted that, because they wanted our optionees to have a skin in the game. But that’s what will happen to two options. Is they will roll over. So there’ll be, based on the formula, there’ll be a recalculation of the number of shares and the strike price, but the implicit spread will be the same. So it’s a good deal for our people I think.
          MAN
The fact that you’re here and you give us this first hand information is actually a very good sign that makes everybody, I think, also in the rest of IMS confident
David Thomas Q&A 7/12/05

that this is the right strategy and the right approach. How will you make sure that in this new combined company, which is now 44,000 employees, that consulting and services has still this importance and focus, and is still this gross market in that combined company?
They have something called Advisory Services, within VNU. They would tell you that from a pure consulting standpoint they are somewhat behind us. And so they would look for us to really help them accelerate that kind of capability.
          MAN
As we spend a lot of energy building up the consulting and services organization, how far do we reach into the consumer companies, and fast moving consumer goods companies, and do we do that as one organization consulting and services, given that a lot of our expertise is focused around the pharma industry.
           MAN
Or do you think that we’ll start to build two different types of consulting organizations, one still focused on pharma, and one then headed off to the (?) companies.
           DAVID THOMAS
The fact that they do consulting today in fast moving consumer goods, maybe not at the level we do, but they help on launch of new products. And so a lot of the methodologies may be similar. But I will tell you, nobody knows the answer to that yet, because we haven’t been able to spend that much time really figuring out what the capabilities are of the two different companies, and where should it fit? So that will be dealt with over time.
David Thomas Q&A 7/12/05

           MAN
We have a stock option program, we’ve got employee stock purchase program, we’ve got alto of benefits. Now we’re part of another company. You know, maybe some commentary on what we might expect from an employee standpoint in terms of the continuity of those kinds of things that. make this place a great place to work, and for people who want to stay and really do their whole career here at IMS, or VNU, as the case may be.
           DAVID THOMAS
Well, first of all don’t be confused on ... the leadership is the same. I mean you still have ... the same people that made the decisions on the leadership you have, on the benefits you have here, are going to be the pivotal players in the merged company. That’s one thing. Second is there are differences in the benefits program and the options program of the two companies. We know that. There won’t be any change in ours for at least a year and a half ... probably two years.
The philosophies in terms of pay at market, and to have benefits that are competitive at market, are not different. We’ll understand what they do, they’ll understand what we do. Hopefully we’ll take the best from both. Have programs that are very competitive, that are at market, and are affordable. So I think it will be a while before it plays out. But in the merger agreement, it states there won’t be any changes for I think, end of 06, middle of 07.
           WOMAN
David Thomas Q&A 7/12/05

What is going to be the executive leadership yourself and you know, Dave, and Nancy, what’s gonna be the focus between now and the end of the year, to ensure that we keep on track?
           DAVID THOMAS
Well, I think first of all, we learned in the second quarter that when we’re completely focused on something else, the results get better. So, (Laugh) that may become a conscious strategy. So, I think there will be a period of a couple weeks here, where we have to be very active, externally, on communicating to our people, and to investors, what the story is, and why we did it, et cetera. So, does that take you out of your day to day calling on customers, being involved in what’s going on month by month in the business? Yes. It will affect us somewhat. I think after that short period, we will then have some very focused integration teams who will work. But the rest of us will go back to work. So, look, we have to continue to run this company. One, we all have a lot of incentives and money on what’s gonna happen this year. But second of all, that’s so important that these companies continue to perform to what the final closing price is gonna look like. And so, if your business performs well, and their business performs where we think it’s projected, and well, our shareholders are gonna get a lot more value than 28.10 at the closing. And so, we’ll do everything we can to keep business as usual activities going.
           MAN
When you speak about business performance, of course, we think first about revenue growth. That’s an important indicators. IMS, in the last year, we’ve introduced also a second important measurement, which is customer loyalty, customer satisfaction. Globally, do you have a feel of where they are in terms of loyalty, satisfaction, and how do clients perceive VNU?
David Thomas Q&A 7/12/05

           DAVID THOMAS
I think the perception is different by business unit. I think AC Nielsen has very good customer satisfaction.
Nielsen Media, I think, has a lot of excellent customer relationships. Long-term customer relationships. They are so critical to how customers spend their advertising dollars. It’s very important. They will always have issues with some reports they give that show somebody not doing very well. (Laugh) It’s like us reporting on a pharma company that your drug has really fallen off the map. All of the sudden, your data’s wrong, your survey’s wrong. So, but I think to a large extent, you can’t have the strength of the businesses they’ve had and the growth they’ve had in those businesses without having good customer satisfaction. I think they are also very much like us. They could be better. And so, that will be our joint challenge together.
So, what do you do here? Your leadership made a choice here. And the interesting thing about this, we were not forced into this. Our business was performing. You were doing well. I think it’s very important that you communicate to your people that this is a choice that we made. We made this choice because we felt like, in terms of being able to significantly grow shareholder value, this provides us a much broader playing field, and much greater opportunity to really expand the shareholder value.
So, your performance and your colleagues’ performance, gave us the opportunity to make that choice. But, I also know it’s a choice that the leadership at the top made, that you didn’t make. You should get on the VNU side, understand something about their businesses. You want to decide in your
David Thomas Q&A 7/12/05

own words where you see the leverage, and positiveness of this in your business. And you’re gonna have to be able to communicate to your clients, your peers, your colleagues, in whatever part of the business you’re in, why this is a good deal. What you need a leadership team to do is to buy-in to those big decisions that not everybody can make.
But, it is a different leadership characteristics that’s required to implement decisions that you don’t make. And at your level, until you get to be where I am, you don’t get to make all the decisions. And I don’t make all the decisions, but there are some that like this one, that have to be made at that level, that you’ve then got to count on the team to go execute. And we have tried to engage as much of the team as we thought reasonable to discuss this, kick it around, debate it. As I’ve told you, we’ve exercised it over years, not months.
And so, but I think that puts, you know, as you go through your leadership workshop here, you oughta think about that. Because there are a lot of times that there are decisions made that you don’t make. That being a true leader, you’ve got to help implement. And that’s why a lot of great leaders come out of the military. Because in the military, the people on the ground don’t normally make any of the decisions. You know, of which hill to go take, or what strategy to take. But they are very well disciplined and saying, “Okay, I understand the goal, I understand the long-term objective, and the value, and I can lead this team to make it happen.” But that’s kind of a unique thing we’ve kind of thrown at you here, that is different than you’re getting a lot of times.
If you’re think of some of the other leadership things, I think, because I think if I had to go through my list of tough leadership decisions you make, this is certainly high on my list. It’s high on my list, because we have a strong belief in
David Thomas Q&A 7/12/05

this company. I love the company we have. It would have been very comfortable to stay where we were. You take David. It’s very comfortable to stay as CEO of an independent company, that’s doing well. Nancy is the CFO of a public company, doing well. Well respected by the Street. The easy decision was for us not to do this.
And so, I think as you think about challenges of leadership, the one thing that I’ve always, you hear, and now, I fully believe, having gone through my experiences at IBM, having seen the experiences at IMS prior to being here, and then, the experiences of IMS in being here, I think the one thing a leadership team can’t ever do is be content. You have to be willing to make decisions before you have to make them. And that’s what was so helpful in this process, is we didn’t have to do this. So, we negotiate items, we didn’t have to do it. We only did it if we thought it made sense for our shareholders, our clients, and our employees.
There was no, I mean, we didn’t have to do it now, we didn’t have to do it. But that whole idea of being content. Being content with how good you are at what you do, being content with your position, you’re now reaching a status hopefully, where you’re fairly comfortable in your lives. You’re part of the haves, not the have nots. But you know, the real leadership, if you look at people that you respect as leaders, is they’re never content with the result. So, I think as you go through this week, thinking about that, because if you look at bad leadership, if you look at examples of bad leadership, you can always say they are people that acted too late. And that has to do with how you pick your team, and how you grow your team, and do you get the right people in the right jobs. But acting too late is the biggest flaw of leadership. And it’s because
David Thomas Q&A 7/12/05

you can kind of, you’re comfortable, you feel good about you’re doing. And it’s too easy to be content.
The second lesson that I think comes out of this, and many of you asked the question, the second failure in leadership a lot of times is just a failure to communicate. And communicate in a lot of ways. And we’ve got a huge communications challenge here. But we had one at IMS by ourselves, but we just kind of added to the pile here. But leadership has to communicate. And not just on something this big, but on what you expect of people, how you expect people to do. Communication also has to do with listening. I do, would appreciate your feedback, as you talk to your teams, as you hear from your colleagues. What you hear about this, and how they feel about it, we need to know it. And by listening to them, what you do is you make the people that you are trying to lead, feel important. And so, communications is not only just about talking to people, and communicating to them what you think. But communicating is really listening and making people feel a part of the process, and feeling important. Even though you may tell them, “Nice idea, I don’t like it,” making them feel that you cared about what they had to say. You respected what they do every day, and how they do it. But here, you’ve got a challenge to explain why we’re not content with the business, and help us communicate the vision of this business.
I’m absolutely convince we made the right decision for the shareholders. I’m absolutely convinced we made the right decisions for our clients. And I am even more sure that this opens up a huge broad range of opportunities for our people.
David Thomas Q&A 7/12/05

That doesn’t mean it’ll be simple. Mergers are never simple. A lot of you have been in pharma. You’ve been in these things. They’re not simple. This one’s hopefully gonna be simpler than a lot of those. But it’s gonna take a lot of work. We’ve got people we don’t know. We’ve got a culture we don’t know. It’s up to us to create the environment. Because I will tell you, the one pain that really hit all of us, the four of us, as we were talking about this a lot is, we really like the environment we have at IMS. And we got people we respect, and like, and enjoy working around, and it’s a lot of you in this room that have made us feel that way. And so, we’re not giving that up at all. We’re gonna expand it to a much bigger company. But that, if we lose that, that’s a shame on us. And I don’t think, we just won’t let it happen.
But you are joining now, you want to think of yourself as a part of a really highly visible, global leader in a critically important space, in some critically important markets, that has great, great potential. And that doesn’t mean the IMS doesn’t have still a lot of great potential. Because the great potential of that merged entity is built a lot on the potential of the business that you create.
So, thank you for being here.
The terrific work you’ve done and the commitment you’ve shown to this company allowed us to have this choice. And I am absolutely convinced we made the right now. So, it’s like, there’s a saying about decisions. You know, when you get to hard decisions? Make a decision, then make it be right. So, from now on, we’re gonna go make it be right. So, thanks a lot.

David Thomas Q&A 7/12/05

About IMS Health Incorporated
IMS Health Incorporated (“IMS”) provides sales management and market research information services to the pharmaceutical and healthcare industries worldwide. IMS provides information services covering more than 100 countries and maintains offices in 76 countries on six continents, with approximately 64% of total 2004 IMS revenue generated outside the United States. IMS is listed on the New York Stock Exchange (NYSE: RX). Additional information is available at http://www.imshealth.com.
About VNU N.V.
VNU N.V. (“VNU”) is a global information and media company with leading market positions and recognized brands. VNU is active in more than 100 countries, with its headquarters located in Haarlem, The Netherlands and New York, USA. In 2004, total revenues amounted to EUR 3.8 billion. VNU is listed on the Euronext Amsterdam stock exchange (ASE: VNU), and VNU is part of the AEX Index of leading Netherlands-based stocks. Additional information is available at http://www.vnu.com.
Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995
     This document contains certain forward-looking information about IMS Health Incorporated (“IMS”), VNU N.V. (“VNU”) and the combined company after completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of IMS and VNU, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to: the failure of stockholders to approve the transaction; the risk that the businesses will not be integrated successfully or that doing so will be costly or result in significant charges; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the results of the reconciliation of IMS’ financial statements into IFRS and the results of the reconciliation of VNU’s results into U.S. GAAP; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the risk that VNU is not able to maintain its status as a foreign private issuer; risks associated with operating on a global basis, including fluctuations in the value of foreign currencies relative to the U.S. dollar, and the ability to successfully hedge such risks; to the extent the companies seek growth through acquisition, the ability of the companies to complete development of or to develop new or advanced technologies and systems for their businesses on a cost-effective basis; the ability to successfully achieve estimated effective tax rates and corporate overhead levels; competition, particularly in the markets for pharmaceutical information and audience measurement services; regulatory and legislative initiatives, particularly in the area of privacy; the outcome of pending legal and regulatory proceedings; leverage and debt service (including sensitivity to fluctuations in interest rates); compliance with covenants in loan agreements; the ability to obtain future financing on satisfactory terms; deterioration in economic conditions, particularly in the pharmaceutical, healthcare, media, information technology or other industries in which customers operate; and conditions in the securities markets which may affect the value or liquidity of portfolio investments. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Neither IMS nor VNU undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in IMS’ various reports with the Securities and Exchange Commission (“SEC”), including but not limited to IMS’ Annual Report on Form 10-K for the year ended December 31, 2004 and IMS’ Quarterly Reports on Form 10-Q for the quarterly period ending March 31, 2005, and VNU’s Annual Report for the year ended December 31, 2004, which is available at the SEC’s Internet site (http://www.sec.gov).
Additional Information and Where to Find It
     This document may be deemed to be solicitation material in respect of the proposed merger of IMS and VNU. In connection with the proposed transaction, VNU and IMS will file a registration statement on Form F-4, including the preliminary joint proxy statement/prospectus constituting a part thereof, with the SEC. VNU and IMS will file a definitive registration statement, including a definitive joint proxy statement/prospectus constituting a part thereof, and other documents with the SEC. SHAREHOLDERS OF IMS AND VNU ARE ENCOURAGED TO READ THE DEFINITIVE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE DEFINITIVE REGISTRATION STATEMENT, AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to stockholders of IMS and VNU. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, from IMS’ Investor Relations at 1499 Post Road, Fairfield, CT, 06824 or from VNU’s Investor Relations at Ceylonpoort 5-25, 2037 AA Haarlem, The Netherlands.
Participants in Solicitation
     IMS, VNU and their directors and executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding IMS’ participants is set forth in the proxy statement, dated March 23, 2005, for IMS’ 2005 annual meeting of stockholders as filed with the SEC on Schedule 14A. Information regarding VNU’s participants is set forth in VNU’s Annual Report for the year ended December 31, 2004. Additional information regarding the interests of IMS’ and VNU’s participants in the solicitation of proxies in respect of the proposed transaction is included in the registration statement and joint proxy statement/prospectus filed with the SEC.
Regulation G Legend
This presentation may contain certain non-GAAP financial measures. Reconciliations between certain non-GAAP financial measures and the GAAP financial measures will be made available in the joint proxy statement/prospectus. VNU figures have been prepared in accordance with Dutch GAAP and IFRS. IMS figures are prepared in accordance with U.S. GAAP. All pro forma consolidated financial information has been prepared by aggregating financial information based on these differing accounting standards and might be materially different if IMS figures were presented in accordance with Dutch GAAP or IFRS or if VNU figures were presented in accordance with U.S. GAAP. The definitive registration statement, including the definitive joint proxy statement/prospectus, may include adjustments to the financial statements of VNU to reflect differences between U.S. and Dutch GAAP and between the U.S. and Dutch approaches to financial statement presentation.